

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

October 16, 2009

Mr. Ron DiGiacomo, Esq.
Senior Vice President and General Counsel
USAA Acceptance, LLC
10750 McDermott Freeway
San Antonio, TX 78288

> **Re:** **USAA Acceptance, LLC**
> **Amendment Number 1 to the Registration Statement on Form S-3**
> **Filed September 25, 2009**
> **File No. 333-158741**

Dear Mr. DiGiacomo:

We have reviewed your response to our letter dated May 20, 2009 and have the following additional comments.

<u>General</u>

1. While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

<u>TALF Considerations, page S-58</u>

2. Please revise to disclose that TALF-eligible asset-backed securities are now subject to a risk assessment by the Federal Reserve Bank of New York. Also disclose that there is a risk that collateral may be rejected by the FRBNY if it does not satisfy certain risk assessment principles.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (312) 706-9271
Stuart Litwin, Esq.
Angela M. Ulum, Esq.
Mayer Brown LLP